UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

CopyTele, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

217721109

(CUSIP Number)

September 12, 2012

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP NO. 217721109                                                                  13G                                                        Page 2 of 5 Pages

1          Name of Reporting Person

Lewis H. Titterton Jr.

2          Check the Appropriate Box if a Member of a Group*

(a) ☐

(b) ☐

3        SEC Use Only

4         Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 10,026,996
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,026,996
	8	Shared Dispositive Power 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

10,026,996

10        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)        ☐

11        Percent of Class Represented by Amount in Row 9

5.33

12        Type of Reporting Person (See Instructions)

IN

CUSIP NO. 217721109                                                                  13G                                                        Page 3 of 5 Pages

Item 1(a)               Name of Issuer:

CopyTele, Inc.

Item 1(b)               Address of Issuer's Principal Executive Offices:

900 Walt Whitman Road, Melville, NY 11747

Item 2(a)               Name of Person(s) Filing:

(1)          Lewis H. Titterton Jr.

Item 2(b)               Address of Principal Business Office:

900 Walt Whitman Road, Melville, NY 11747

Item 2(c)               Citizenship or Place of Organization:

USA

Item 2(d)               Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)               CUSIP Number: 217721109

Item 3                    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K)

CUSIP NO. 217721109                                                                  13G                                                        Page 4 of 5 Pages

                        Item 4   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially owned: 10,026,996 shares of Common Stock of the Issuer.

(b) Percent of Class: 5.33%.

The information provided under this section is based on: 6,746,562 shares of Common Stock held by Lewis H. Titterton Jr.; 1,400,000 shares which Mr. Titterton has the right to acquire within 60 days upon exercise of warrants purchased by him in the private placement on February 8, 2011; 1,630,434 shares which Mr. Titterton has the right to acquire within 60 days upon conversion of debentures purchased by him in the private placement on September 12, 2012 and 250,000 shares which Mr. Titterton has the right to acquire within 60 days upon exercise of stock options granted to him on September 19, 2012.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,026,996

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 10,026,996

(iv) shared power to dispose or to direct the disposition of: 0

Item 5                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

                        Item 6   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

                        Item 8   Identification and Classification of Members of the Group.

Not Applicable.

CUSIP NO. 217721109                                                                  13G                                                        Page 5 of 5 Pages

Item 9                    Notice of Dissolution of Group.

Not Applicable.

                        Item 10  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2012

          (Date)

By /s/ Lewis H. Titterton, Jr.

       Lewis H. Titterton, Jr.